UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR FEBRUARY 7, 2003
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY PROVIDES FINANCIAL STATEMENTS FOR THE PRIOR YEAR DATED DECEMBER 31, 2001 AS SUPPLEMENTARY INFORMATION FOR ITS SUBSIDIARY, SHEP LIMITED, WHICH WAS ACQUIRED BY SHEP TECHNOLOGIES INC. IN SEPTEMBER 2002.

Copy of the News Release and SHEP Limited December 31, 2001 financial statements as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 1.1/1.2 to this filing on Form 6-K.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   February 7, 2003

Exhibit 1.1
News Release
February 7, 2003

SHEP Technologies Inc.
Provides Supplemental Information on its Subsidiary

February 7, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), a Canadian incorporated company with operations headquartered in the UK, provides financial statements for the prior year dated December 31, 2001 as supplementary information for its subsidiary, SHEP Limited, which was acquired by SHEP Technologies Inc. in September 2002.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in global automotive and vehicle sectors.

The SHEP Technology System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment over the last 18 months at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear were realized.

The system is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion"
(SHEP) to automotive manufacturers and their Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic launch assist equipped development vehicles, which passed formal proof of concept in December 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking
statements be subject to the safe harbors created thereby.    Since these
statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke

Tel: 604-689-1515
website: www.shepinc.com

Exhibit 1.2
SHEP Limited
Financial Statements


SHEP LIMITED
(A Development Stage Company)


CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)


DECEMBER 31, 2001

INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors of SHEP Limited
(A Development Stage Company)


We have audited the accompanying consolidated balance sheets of SHEP Limited as at December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year ended December 31, 2001, the period from the date of inception on January 6, 2000 to December 31, 2000 and the cumulative amounts from the date of inception
on January 6, 2000  to December 31, 2001.   These financial statements  are the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001, the period from the date of inception on January 6, 2000 to December 31, 2000 and the period from date of inception on January 6, 2000 to December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial  statements have been prepared  assuming  that  the
Company will continue as a going  concern.   As  discussed  in  Note 2 to  the
consolidated financial statements, the Company has no established source of revenue. This matter raises substantial doubt about its ability to continue as
a going concern.   Management's plan in regard to this matter is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Taunton, England                                           Albert Goodman
June 19, 2002                                       Chartered Accountants

SHEP LIMITED
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
AS AT DECEMBER 31

==============================================================================
                                                             2001        2000
------------------------------------------------------------------------------
                                                               $           $
ASSETS

Current
  Cash and cash equivalents                                  44,592    158,232
  Accounts receivable                                           116     11,966
  Inventory                                                   6,237       -
                                                           --------    -------

  Total current assets                                       50,945    170,198

Capital assets (Note 4)                                      44,846     54,169
                                                           --------    -------

Total assets                                                 95,791    224,367
==============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
  Accounts payable and accrued liabilities                   24,930      3,943
  Due to related parties (Note 5)                           290,056     20,652
                                                           --------    -------
  Total current liabilities                                 314,986     24,595
                                                           --------    -------

Stockholders' equity (deficiency)
  Capital stock (Note 6)
    Authorized
      2,000 common shares with a par value
      of  $1.494 per share
    Issued
      1,000 common shares (2000 - 1,000)                      1,494      1,494

  Additional paid-in capital                                522,038    522,038
  Cumulative translation adjustment                          (5,618)      -
  Deficit accumulated during the development stage         (737,109)  (323,760)
                                                           --------   --------

  Total stockholders' equity (deficiency)                  (219,195)   199,772
                                                           --------   --------

Total liabilities and stockholders' equity (deficiency)      95,791    224,367
===============================================================================

History and organization of the Company (Note 1)


The accompanying notes are an integral part of these consolidated financial statements.

SHEP LIMITED
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)

===============================================================================
                                        Cumulative
                                       Amounts From                   Period
                                          Date of                  From Date of
                                       Inception on                Inception on
                                        January 6,                  January 6
                                          2000 to      Year Ended    2000 to
                                        December 31,  December 31,  December 31,
                                            2001          2001          2000
--------------------------------------------------------------------------------
                                              $             $             $
SALES                                      374,836       374,836          -
                                         ---------      --------     ----------

COST OF GOODS SOLD
  Subcontracting and parts                 131,395       131,395          -
  Consulting and labor                      31,529        31,529          -
  Freight and customs                        2,365         2,365          -
                                          --------      --------     ----------
                                           165,289       165,289         -
                                          --------      --------     ---------

Gross profit                               209,547       209,547         -
                                          --------      --------     ---------

EXPENSES
  Amortization                              20,924        12,625        8,299
  Consulting                                10,645         2,800        7,845
  Management fees                          183,538       108,863       74,675
  Office and general                        52,691        27,349       25,342
  Professional fees                         62,202        32,267       29,935
  Rent                                      23,854        23,854         -
  Research and development                 399,906       234,127      165,779
  Salaries and benefits                     78,818        78,818         -
  Travel and related                       116,743       103,221       13,522
                                          --------      --------     --------
                                          (949,321)     (623,924)    (325,397)
                                          --------      --------     --------
Loss before other items                   (739,774)     (414,377)    (325,397)
                                          --------      --------     ---------
OTHER ITEMS
  Interest income                            2,665         1,028        1,637
                                          --------      --------     ---------
Loss for the period                       (737,109)     (413,349)    (323,760)
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

SHEP LIMITED
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(Expressed in United States Dollars)

================================================================================
                                                 Deficit
                  Common Stock                 Accumulated
               -----------------   Additional  During the    Cumulative
               Number of            Paid-in    Development  Translation
                 Shares   Amount    Capital       Stage      Adjustment    Total
--------------------------------------------------------------------------------
                             $         $            $            $           $
Balance,
Jan 6 2000
(date of
inception)          -        -         -            -            -           -

Common stock
  issued
  for cash        1,000    1,494    522,038         -            -      523,532

Loss for
the period          -        -         -        (323,760)        -     (323,760)
--------------------------------------------------------------------------------

Balance,
Dec 31 00         1,000    1,494    522,038     (323,760)        -      199,772

Cumulative
translation
adjustment         -        -          -            -         (5,618)    (5,618)

Loss for
the year           -        -          -        (413,349)       -      (413,349)
--------------------------------------------------------------------------------

Balance,
Dec 31 01         1,000    1,494    522,038     (737,109)     (5,618)  (219,195)
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

SHEP LIMITED
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

===============================================================================
                                        Cumulative
                                       Amounts From                   Period
                                          Date of                  From Date of
                                       Inception on                Inception on
                                        January 6,                  January 6
                                          2000 to      Year Ended    2000 to
                                        December 31,  December 31,  December 31,
                                            2001          2001          2000
--------------------------------------------------------------------------------
                                              $             $             $

CASH FLOWS FROM
  OPERATING ACTIVITIES
  Loss for the period                     (737,109)     (413,349)    (323,760)
  Adjustment to reconcile loss to net
  cash used in operating activities:
    Amortization                            20,924        12,625        8,299

  Changes in non-cash working
  capital items:
    Decrease (increase) in accounts
    receivable                                (116)       11,850      (11,966)
    Increase in inventories                 (6,237)       (6,237)        -
    Increase in accounts payable and
    accrued liabilities                     24,930        20,987        3,943
------------------------------------------------------------------------------
  Net cash used in operating activities   (697,608)     (374,124)      (323,484)
--------------------------------------------------------------------------------

CASH FLOWS FROM
  INVESTING ACTIVITIES
  Acquisition of capital assets            (65,770)       (3,302)       (62,468)
--------------------------------------------------------------------------------
  Net cash used in investing activities    (65,770)       (3,302)       (62,468)
--------------------------------------------------------------------------------

CASH FLOWS FROM
  FINANCING ACTIVITIES
  Issuance of capital stock for cash       523,532          -           523,532
  Advances from related parties            290,056       269,404         20,652
-------------------------------------------------------------------------------

  Net cash provided by financing
  Activities                               813,588       269,404        544,184
--------------------------------------------------------------------------------

  Effect of exchange rate changes on
  cash and cash equivalents                 (5,618)       (5,618)          -
--------------------------------------------------------------------------------

Change in cash and cash equivalents
  for the period                            44,592      (113,640)       158,232

Cash and cash equivalents,
beginning of period                           -          158,232           -
--------------------------------------------------------------------------------

Cash and cash equivalents,
end of period                               44,592        44,592        158,232
================================================================================

Cash paid during the period for:
  Interest expense                            -             -              -
  Income taxes                                -             -              -
================================================================================

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

SHEP LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
DECEMBER 31, 2001

1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was incorporated on January 6, 2000 and commenced operations on May 1, 2000. The Company was incorporated under the laws of the Isle of Man Companies Acts (1931 to 1993) and is considered a development stage company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7. The Company plans to pursue opportunities in the development of hydraulic energy transfer.


2.   GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The Company intends to obtain working capital in the short term by borrowing
funds from potential investors and from its parent company.   The Company's
ability to continue as a going concern is dependent on additional cash financings, and, ultimately, upon achieving profitable operations through the development of its hydraulic energy transfer technology. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

=============================================================================
                                                     2001         2000
-----------------------------------------------------------------------------
                                                       $            $
Deficit accumulated during the development stage   (737,109)    (323,760)
Working capital (deficiency)                       (264,041)     145,603
=============================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The significant account policies adopted by the Company are as follows:

     Basis of consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, SHEP Technology, Inc. Significant intercompany accounts and transactions have been eliminated upon consolidation.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities expenses during the reporting period. Actual results could differ from these estimates.

     Cash and cash equivalents

     Cash equivalents include highly liquid assets with an original maturity of three months or less.

     Inventory

     Inventory is recorded at the lower of cost and net realizable value.

     Capital assets

     Capital assets are recorded at cost less accumulated amortization. Amortization is provided by using the straight line method over the following term:

Furniture and equipment - 5 years

     Revenue recognition

     The Company recognizes revenue from the sale of hydraulic energy transfer technology when the technology products are sold, services are performed and collection is reasonably assured.

     Foreign currency translation

     The Company's functional currency is UK Pounds Sterling. Assets and liabilities have been translated at the rate of exchange prevailing at the balance sheet date. Stockholders' equity has been translated at historical rates. Revenues and expenses have been translated at the weighted average rate during the period. Translation adjustments are disclosed as a separate component of stockholders' equity.

     Income taxes

     Income taxes are provided in accordance with SFAS No. 109, "Accounting for differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expenses (benefits) result from the net change during the period of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Recent accounting pronouncements

     In July 2001, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121.

     In July 2001, FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In October 2001, FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements off Financial Accounting Standards No.
145 "Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates the inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions and certain lease modification that have economic effects that are similar to sale-leaseback transactions. Generally SFAS No. 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" that nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF Issue 94-3") "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF Issue 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

     The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

     Disclosure about segments of an enterprise and related information

     The Company uses the management approach model for segment reporting. The management approach model is based on the way a company's management organizes segments within the Company for making operating decisions and assessing performance. Reporting segments are based on products and services, geography, legal structure, management structure, or any other manner in which the management disaggregates a company.


4.   CAPITAL ASSETS

===============================================================================
                                    2001                        2000
                        -------------------------------------------------------
                                                Net                         Net
                                 Accumulated   Book          Accumulated   Book
                          Cost   Amortization  Value   Cost  Amortization  Value
--------------------------------------------------------------------------------
                           $          $          $       $        $         $
Furniture and
  Equipment              65,770     20,924    44,846   62,468   8,299    54,169
================================================================================

5.   DUE TO RELATED PARTIES

     Amounts due to related parties consist of:

===============================================================================
                                                           2001        2000
-------------------------------------------------------------------------------
                                                             $          $

Due to parent company - Ifield Technologies Limited       119,803     20,652
Due to related company - Eurocapital Markets Limited       99,392       -
Due to related company - Marshalsea Hydraulics Limited     40,861       -
Due to related company - SHEP Technologies, Inc.           30,000       -
                                                          -------     ------
                                                          290,056     20,652

     Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

6.   CAPITAL STOCK

     The Company's authorized capital stock consists of 2,000 shares of common stock, with a par value of $1.494 per share. All shares of common stock have equal voting rights and,when validly issued and outstanding, are entitled to one non-cumulative vote per share in all matters to be voted upon by stockholders. The shares of common stock have no pre-emptive, subscription, conversion or Redemption rights and may be issued only as fully paid and non-assessable shares. Holders of the common stock are entitled to equal rateable rights to dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.

     On January 6, 2000, the Company issued 1,000 shares of common stock for proceeds of $523,532.

     Additional paid-in capital

     The excess of proceeds received for shares of common stock over their par value of $1.494, less share issue costs, is credited to additional paid-in capital.

7.   RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a) Paid or accrued project management fees of $108,863 (2000 - $74,675) to its parent company, Ifield Technology Limited.

b) Paid or accrued rent of $14,798 (2000 - $Nil) to its parent company, Ifield Technology Limited.

c) Paid or accrued research and development costs of $Nil (2000 - $165,779) to its parent company, Ifield Technology Limited.

d) Paid or accrued office and general costs of $Nil (2000 - $22,403) to its parent company, Ifield Technology Limited.

e) Paid or accrued travel and accommodation costs of $Nil (2000 - $4,875) to its parent company, Ifield Technology Limited.

f) Paid or accrued professional and secretarial fees of $3,919 (2000 - $5,451) to a company controlled by two persons who are directors of the Company.

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


8.   INCOME TAXES

     Reconciliation of income tax expense at statutory rates with the reported income tax expense is as follows:

==============================================================================
                                                           2001        2000

------------------------------------------------------------------------------
                                                             $          $
Loss before income taxes                                 (413,349)  (323,760)
==============================================================================

Expected income tax recovery                             (140,539)  (110,078)
Foreign tax differences                                   100,310     73,427


Unrecognized benefit of operating loss carry-forwards      40,229     36,651
-----------------------------------------------------------------------------
Income tax recovery                                          -          -
=============================================================================

     Significant components of the Company's deferred tax assets based on statutory tax rates are as follows:

===============================================================================
                                                           2001        2000
-------------------------------------------------------------------------------
                                                             $          $
Deferred tax assets:
  Tax value of loss carryforwards                          76,880     36,651
  Valuation allowance                                     (76,880)   (36,651)
------------------------------------------------------------------------------
                                                             -          -
==============================================================================
     The Company has approximately $769,000 of operating loss carryforwards in the Isle of Man which expire beginning in 2005.

     The Company has provided a valuation allowance against its deferred tax assets given that it is in the development stage and it is more likely than not that these benefits will not be realized.


9.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

     There were no significant non-cash transactions for the year ended December 31, 2001 and for the period ended December 31, 2000.


10.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Financial Risk

     The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.


11.  SEGMENTED INFORMATION

     The Company operates in one business segment being the development of hydraulic energy transfer technology. The Company's operations are conducted in two geographic segments being the Isle of Man and the United States of America. Sales totaling $372,318 (2000 - $nil) were made to one customer in the United States. This represented 99% of the Company's total sales.

===============================================================================
                                   2001                    2000
                       --------------------------------------------------------
Geographic Segments      USA        UK      Total
      USA     UK        Total
-------------------------------------------------------------------------------
                          $          $        $         $       $          $
Summary Information:
  Total assets          55,171     40,620     95,791    -    224,367    224,367
  Revenues             374,836       -       374,836    -       -          -
  Net income (loss)     10,931   (424,280)  (413,349)   -   (323,760)  (323,760)
===============================================================================


12.  SUBSEQUENT EVENTS

     Inside Holdings Inc. Letter of Intent

     Subsequent to year end, the Company entered into a letter of intent with Inside Holdings Inc. ("Inside"), Ifield Technology Limited, Eurocapital Markets Limited. and Marshalsea Hydraulics Limited Executive Pension Scheme dated May 22, 2002 to be acquired by Inside in exchange for 10,600,000 new common shares (52.1%) of Inside., a publicly traded company on the OTC Bulletin Board. The transaction would be accounted for as a recapitalization of Inside with control of Inside being transferred to shareholders of the Company.

     Acquisition of SHEP Technologies, Inc.

     Subsequent to the year end, on June 3, 2002, the Company acquired all of the issued and outstanding shares of SHEP Technologies, Inc., a Delaware company, for cash consideration of $1.00.